Exhibit 99.1

Zeekr Group Reports Second Quarter 2025 Unaudited Financial Results

HANGZHOU, China, August 14, 2025 -- ZEEKR Intelligent Technology Holding Limited (“Zeekr Group” or the “Company”) (NYSE: ZK), the world's leading premium new energy vehicle group, today announced its unaudited financial results for the second quarter ended June 30, 2025.1

Operating Highlights for the Second Quarter of 2025

•	Total vehicle deliveries were 130,866 units for the second quarter of 2025, representing a 9.3% year-over-year increase and a 14.8% quarter-over-quarter increase. The Zeekr brand delivered 49,337 vehicles. Meanwhile, the Lynk & Co brand delivered 81,529 vehicles, with 58.8% of deliveries coming from NEV models.

Deliveries	2025 Q2	2025 Q1	2024 Q4	2024 Q3
	130,866	114,011	169,088	124,606

Deliveries	2024 Q2	2024 Q1	2023 Q4	2023 Q3
	119,755	94,115	120,114	94,151

Financial Highlights for the Second Quarter of 2025

•	Vehicle sales were RMB22,916 million (US$3,199 million)[2] for the second quarter of 2025, representing an increase of 2.2% from the second quarter of 2024 and an increase of 20.0% from the first quarter of 2025.

•	Vehicle margin[3] was 17.3% for the second quarter of 2025, compared with 11.5% for the second quarter of 2024 and 16.5% for the first quarter of 2025.

•	Total revenues were RMB27,431 million (US$3,829 million) for the second quarter of 2025, representing a decrease of 0.9% from the second quarter of 2024 and an increase of 24.6% from the first quarter of 2025.

•	Gross profit was RMB5,656 million (US$789 million) for the second quarter of 2025, representing an increase of 13.3% from the second quarter of 2024 and an increase of 34.3% from the first quarter of 2025.

•	Gross margin was 20.6% for the second quarter of 2025, compared with 18.0% for the second quarter of 2024 and 19.1% for the first quarter of 2025.

•	Income from operations was RMB285 million (US$39 million) for the second quarter of 2025, compared with RMB2,269 million loss from operations in the second quarter of 2024 and RMB1,259 million loss from operations in the first quarter of 2025. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP)[4] was RMB315 million (US$43 million) for the second quarter of 2025, compared with RMB1,325 million non-GAAP loss from operations in the second quarter of 2024 and RMB1,136 million non-GAAP loss from operations in the first quarter of 2025.

•	Net loss was RMB287 million (US$40 million) for the second quarter of 2025, representing a decrease of 88.8% from the second quarter of 2024 and a decrease of 62.4% from the first quarter of 2025. Excluding share-based compensation expenses, adjusted net loss (non-GAAP)[4] was RMB257 million (US$36 million) for the second quarter of 2025, representing a decrease of 84.2% from the second quarter of 2024 and a decrease of 59.8% from the first quarter of 2025.

1 All disclosed data (including historical periods) were recast to reflect common-control accounting treatment related to Lynk & Co's acquisition.

2 All conversions from Renminbi(“RMB”) to U.S. dollars (“US$”) were made at an exchange rate of RMB7.1636 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2025.

3 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of revenues derived from vehicle sales only.

4 The Company’s non-GAAP financial measures exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Key Financial Results for the Second Quarter of 2025

(in RMB millions, except for percentages)

	2025 Q2	2025 Q1	2024 Q2	% Change[i]
				YoY		QoQ
Vehicle sales	22,916	19,096	22,433	2.2%		20.0%
-Zeekr	10,925	9,987	13,438	(18.7)%		9.4%
- Lynk & Co	11,991	9,109	8,995	33.3%		31.6%
Vehicle margin	17.3%	16.5%	11.5%	5.8	pts	0.8	pts
-Zeekr	21.1%	21.2%	14.2%	6.9	pts	(0.1	)pts
- Lynk & Co	13.8%	11.4%	7.6%	6.2	pts	2.4	pts

Total revenues	27,431	22,019	27,671	(0.9)%		24.6%
Gross profit	5,656	4,213	4,994	13.3%		34.3%
Gross margin	20.6%	19.1%	18.0%	2.6	pts	1.5	pts

Income/(loss) from operations	285	(1,259)	(2,269)	N/A		N/A
Non-GAAP income/(loss) from operations	315	(1,136)	(1,325)	N/A		N/A

Net loss	(287)	(763)	(2,569)	(88.8)%		(62.4)%
Non-GAAP net loss	(257)	(640)	(1,625)	(84.2)%		(59.8)%

i Except for vehicle margin and gross margin, absolute changes instead of percentage changes are presented.

Recent Developments

Delivery Update

In July, Zeekr Group delivered a total of 44,193 vehicles across its Zeekr and Lynk & Co brands, marking a 2.7% increase compared to the previous month. This achievement was made possible by the trust and support of over 2 million users. Specifically, the Zeekr brand delivered 16,977 vehicles, while Lynk & Co brand delivered 27,216 vehicles.

New Model Launches

On July 9, 2025, Zeekr debuted its revolutionary Super Hybrid Technologies in Wuzhen, China. This system sets new standards for long-range plug-in hybrid technologies including best-in-class charging and acceleration speeds, as well as luxury noise and vibration control, enhancing both highway cruising and urban experiences. Built on the Company’s groundbreaking SEA-S platform, the Zeekr Super Hybrid System features a revolutionary 900V high-voltage architecture, tri-silicon carbide-powered e-motors and a CATL Freevoy Super Hybrid battery. This powerful combination enables passengers to enjoy quiet city journeys and confidently transition to high-performance or long-distance driving, free of range anxiety.

The recently unveiled Zeekr 9X is the first model in the Zeekr lineup to incorporate this technology. Boasting a 70kWh battery pack with a 380km range per CLTC (model specific), as well as an all-new, turbocharged 2.0T engine with peak power output of 205 kW (275 hp) and thermal efficiency over 46%, Zeekr 9X delivers a performance that is normally only found in super luxury premium models. Zeekr 9X will commence deliveries in the third quarter of 2025.

Financial Results for the Second Quarter of 2025

Revenues

•	Total revenues were RMB27,431 million (US$3,829 million) for the second quarter of 2025, representing a decrease of 0.9% from RMB27,671 million for the second quarter of 2024 and an increase of 24.6% from RMB22,019 million for the first quarter of 2025.

•	Revenues from vehicle sales were RMB22,916 million (US$3,199 million) for the second quarter of 2025, representing an increase of 2.2% from RMB22,433 million for the second quarter of 2024, and an increase of 20.0% from RMB19,096 million for the first quarter of 2025. The year-over-year increase was mainly driven by higher sales volume of the Lynk & Co brand, partially offset by lower sales volume of the Zeekr brand. The quarter-over-quarter increase was mainly driven by sales growth resulting from the launch of new models during the second quarter of 2025.

•	Revenues from other sales and services were RMB4,515 million (US$630 million) for the second quarter of 2025, representing a decrease of 13.8% from RMB5,238 million for the second quarter of 2024 and an increase of 54.5% from RMB2,923 million for the first quarter of 2025. The year-over-year decrease was primarily due to a decrease in R&D revenue from related parties in the second quarter of 2025. The quarter-over-quarter increase was mainly due to the increased overseas sales of battery packs and electric drives since May 2025.

Cost of Revenues and Gross Margin

•	Cost of revenues was RMB21,775 million (US$3,040 million) for the second quarter of 2025, representing a decrease of 4.0% from RMB22,677 million for the second quarter of 2024 and an increase of 22.3% from RMB17,806 million for the first quarter of 2025. The year-over-year decrease was primarily attributable to the ongoing vehicle cost-saving initiatives. The quarter-over-quarter increase was mainly due to the increased vehicle delivery volume.

•	Gross profit was RMB5,656 million (US$789 million) for the second quarter of 2025, representing an increase of 13.3% from RMB4,994 million for the second quarter of 2024 and an increase of 34.3% from RMB4,213 million for the first quarter of 2025.

•	Gross margin was 20.6% for the second quarter of 2025, compared with 18.0% for the second quarter of 2024 and 19.1% for the first quarter of 2025.

•	Vehicle margin was 17.3% for the second quarter of 2025, compared with 11.5% for the second quarter of 2024 and 16.5% for the first quarter of 2025. The year-over-year and quarter-over-quarter increases were primarily attributed to sustained cost-saving initiatives.

Operating Expenses

•	Research and development expenses were RMB2,146 million (US$300 million) for the second quarter of 2025, representing a decrease of 42.9% from RMB3,760 million for the second quarter of 2024 and a decrease of 26.2% from RMB2,908 million for the first quarter of 2025. The year-over-year and quarter-over-quarter decreases were mainly driven by economies of scale resulting from business integration, partially offset by expanded technological investments for vehicle models.

•	Selling, general and administrative expenses were RMB3,364 million (US$469 million) for the second quarter of 2025, representing a decrease of 9.7% from RMB3,725 million for the second quarter of 2024 and an increase of 27.2% from RMB2,645 million for the first quarter of 2025. The year-over-year decrease was mainly driven by economies of scale generated following the Zeekr and Lynk & Co business integration. The quarter-over-quarter increase was primarily attributable to higher marketing and advertising expenses to support new vehicle model launches and sales growth.

Income/(Loss) from Operations

•	Income from operations was RMB285 million (US$39 million) for the second quarter of 2025, compared with RMB2,269 million loss from operations in the second quarter of 2024 and RMB1,259 million loss from operations in the first quarter of 2025.

•	Non-GAAP income from operations, which excludes share-based compensation expenses from income/(loss) from operations, was RMB315 million (US$43 million) for the second quarter of 2025, compared with RMB1,325 million non-GAAP loss from operations in the second quarter of 2024 and RM1,136 million non-GAAP loss from operations in the first quarter of 2025.

Net Loss and Net Loss Per Share

•	Net loss was RMB287 million (US$40 million) for the second quarter of 2025, representing a decrease of 88.8% from RMB2,569 million for the second quarter of 2024 and a decrease of 62.4% from RMB763 million for the first quarter of 2025.

•	Non-GAAP net loss, which excludes share-based compensation expenses from net loss, was RMB257 million (US$36 million) for the second quarter of 2025, representing a decrease of 84.2% from RMB1,625 million for the second quarter of 2024 and a decrease of 59.8% from RMB640 million for the first quarter of 2025.

•	Net loss attributable to ordinary shareholders of Zeekr Group was RMB394 million (US$55 million) for the second quarter of 2025, representing a decrease of 86.3% from RMB2,876 million for the second quarter of 2024 and a decrease of 45.1% from RMB718 million for the first quarter of 2025.

•	Non-GAAP net loss attributable to ordinary shareholders of Zeekr Group, which excludes share-based compensation expenses from net loss attributable to ordinary shareholders, was RMB364 million (US$51 million) for the second quarter of 2025, representing a decrease of 81.2% from RMB1,932 million for the second quarter of 2024 and a decrease of 38.8% from RMB595 million for the first quarter of 2025.

•	Basic and diluted net loss per share attributed to ordinary shareholders were both RMB0.15 (US$0.02) for the second quarter of 2025, compared with RMB1.25 each for the second quarter of 2024 and RMB0.28 each for the first quarter of 2025.

•	Non-GAAP basic and diluted net loss per share attributed to ordinary shareholders were both RMB0.14 (US$0.02) for the second quarter of 2025, compared with RMB0.84 each for the second quarter of 2024 and RMB0.23 each for the first quarter of 2025.

•	Basic and diluted net loss per American Depositary Share[5] (“ADS”) attributed to ordinary shareholders were both RMB1.54 (US$0.21) for the second quarter of 2025, compared with RMB12.49 each for the second quarter of 2024 and RMB2.81 each for the first quarter of 2025.

•	Non-GAAP basic and diluted net loss per ADS attributed to ordinary shareholders were both RMB1.42 (US$0.20) for the second quarter of 2025, compared with RMB8.39 each for the second quarter of 2024 and RMB2.33 each for the first quarter of 2025.

5 Each ADS represents ten ordinary shares.

Balance Sheets

Cash and cash equivalents and restricted cash was RMB10,210 million (US$1,425 million) as of June 30, 2025.

About Zeekr Group

Zeekr Group, headquartered in Zhejiang, China, is the world's leading premium new energy vehicle group from Geely Holding Group. With two brands, Lynk & Co and Zeekr, Zeekr Group aims to create a fully integrated user ecosystem with innovation as a standard. Utilizing its state-of-the-art facilities and world-class expertise, Zeekr Group is developing its own software systems, e-powertrain, and electric vehicle supply chain. Zeekr Group's values are equality, diversity, and sustainability. Its ambition is to become a true global new energy mobility solution provider.

For more information, please visit https://ir.zeekrgroup.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP income/(loss) from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic and diluted net loss per ordinary share attributed to ordinary shareholders, non-GAAP basic and diluted net loss per ADS attributed to ordinary shareholders, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

Email: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: Zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: Zeekr@thepiacentegroup.com

Media Contact

Email: Globalcomms@zeekrgroup.com

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in millions)

	As of
	December 31	June 30	June 30
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	9,897	8,088	1,129
Restricted cash	1,491	2,122	296
Notes receivable	12,268	6,618	924
Accounts receivable	2,344	2,873	401
Inventories	10,388	8,007	1,118
Amounts due from related parties	9,821	11,036	1,541
Prepayments and other current assets	4,654	5,870	819
Total current assets	50,863	44,614	6,228
Property, plant and equipment, net	10,984	10,502	1,466
Intangible assets, net	1,346	1,426	199
Land use rights, net	506	500	70
Operating lease right-of-use assets	3,008	2,817	393
Deferred tax assets	340	513	72
Long-term investments	688	967	135
Other non-current assets	477	492	69
Total non-current assets	17,349	17,217	2,404
TOTAL ASSETS	68,212	61,831	8,632

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in millions)

	As of
	December 31	June 30	June 30
	2024	2025	2025
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	1,353	9,129	1,274
Accounts payable	15,899	14,832	2,070
Notes payable and others	23,391	18,056	2,520
Amounts due to related parties	19,099	19,523	2,725
Income tax payable	98	316	44
Accruals and other current liabilities	15,455	13,570	1,896
Total current liabilities	75,295	75,426	10,529
Long-term borrowings	2,727	7,278	1,016
Operating lease liabilities, non-current	2,137	1,946	272
Other non-current liabilities	2,191	2,380	333
Deferred tax liability	57	58	8
Total non-current liabilities	7,112	11,662	1,629
TOTAL LIABILITIES	82,407	87,088	12,158

SHAREHOLDERS' EQUITY
Ordinary shares	3	3	0
Paid-in capital in combined companies	7,669	0	0
Additional paid-in capital	15,763	10,542	1,472
Treasury stock	(187)	(193)	(27)
Accumulated deficits	(38,894)	(34,346)	(4,795)
Accumulated other comprehensive income	(142)	(63)	(9)
Total Zeekr Group shareholders’ deficit	(15,788)	(24,057)	(3,359)
Non-controlling interest	1,593	(1,200)	(167)
TOTAL SHAREHOLDERS’ DEFICIT	(14,195)	(25,257)	(3,526)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	68,212	61,831	8,632

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in millions, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	June 30	March 31	June 30	June 30
	2024	2025	2025	2025
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	22,433	19,096	22,916	3,199
Other sales and services	5,238	2,923	4,515	630
Total revenues	27,671	22,019	27,431	3,829
Cost of revenues:
Vehicle sales	(19,847)	(15,948)	(18,953)	(2,646)
Other sales and services	(2,830)	(1,858)	(2,822)	(394)
Total cost of revenues	(22,677)	(17,806)	(21,775)	(3,040)
Gross profit	4,994	4,213	5,656	789
Operating expenses:
Research and development expenses	(3,760)	(2,908)	(2,146)	(300)
Selling, general and administrative expenses	(3,725)	(2,645)	(3,364)	(469)
Other operating income, net	222	81	139	19
Total operating expenses	(7,263)	(5,472)	(5,371)	(750)
(Loss)/income from operations	(2,269)	(1,259)	285	39
Interest expense	(139)	(116)	(108)	(15)
Interest income	103	45	37	5
Other (expense)/income, net	(97)	593	(292)	(40)
Loss before income tax expense and share of losses in equity method investments	(2,402)	(737)	(78)	(11)
Share of income in equity method investments	86	128	151	21
Income tax expense	(253)	(154)	(360)	(50)
Net loss	(2,569)	(763)	(287)	(40)
Less: income/(loss) attributable to non-controlling interest	307	(45)	107	15
Net loss attributable to shareholders of Zeekr Group	(2,876)	(718)	(394)	(55)

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(Amounts in millions, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	June 30	March 31	June 30	June 30
	2024	2025	2025	2025
	RMB	RMB	RMB	US$
Net loss per share attributed to ordinary shareholders:
Basic and diluted	(1.25)	(0.28)	(0.15)	(0.02)
Weighted average shares used in calculating net loss per share:
Basic and diluted	2,301,866,887	2,552,901,668	2,561,060,669	2,561,060,669
Net loss per ADS attributed to ordinary shareholders:
Basic and diluted	(12.49)	(2.81)	(1.54)	(0.21)
Weighted average ADS used in calculating net loss per ADS:
Basic and diluted	230,186,689	255,290,167	256,106,067	256,106,067
Net loss	(2,569)	(763)	(287)	(40)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	109	19	(22)	(3)
Comprehensive loss	(2,460)	(744)	(309)	(43)
Less: comprehensive income/(loss) attributable to non-controlling interest	218	(68)	107	15
Comprehensive loss attributable to shareholders of Zeekr Group	(2,678)	(676)	(416)	(58)

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in millions, except share/ADS and per share/ADS data and otherwise noted)

	Six Months Ended
	June 30	June 30	June 30
	2024	2025	2025
	RMB	RMB	US$
Revenues:
Vehicle sales	38,883	42,012	5,865
Other sales and services	10,569	7,438	1,039
Total revenues	49,452	49,450	6,904
Cost of revenues:
Vehicle sales	(34,144)	(34,901)	(4,872)
Other sales and services	(6,769)	(4,680)	(654)
Total cost of revenues	(40,913)	(39,581)	(5,526)
Gross profit	8,539	9,869	1,378
Operating expenses:
Research and development expenses	(6,086)	(5,054)	(705)
Selling, general and administrative expenses	(6,638)	(6,009)	(839)
Other operating income, net	222	220	31
Total operating expenses	(12,502)	(10,843)	(1,513)
Loss from operations	(3,963)	(974)	(135)
Interest expense	(287)	(224)	(31)
Interest income	181	82	11
Other (expense)/income, net	(237)	301	42
Loss before income tax expense and share of losses in equity method investments	(4,306)	(815)	(113)
Share of income in equity method investments	177	279	39
Income tax expense	(355)	(514)	(72)
Net loss	(4,484)	(1,050)	(146)
Less: income attributable to non-controlling interest	374	62	9
Net loss attributable to shareholders of Zeekr Group	(4,858)	(1,112)	(155)

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(Amounts in millions, except share/ADS and per share/ADS data and otherwise noted)

	Six Months Ended
	June 30	June 30	June 30
	2024	2025	2025
	RMB	RMB	US$
Net loss per share attributed to ordinary shareholders:
Basic and diluted	(2.26)	(0.43)	(0.06)
Weighted average shares used in calculating net loss per share:
Basic and diluted	2,150,933,444	2,557,003,707	2,557,003,707
Net loss per ADS attributed to ordinary shareholders:
Basic and diluted	(22.59)	(4.35)	(0.61)
Weighted average ADS used in calculating net loss per ADS:
Basic and diluted	215,093,344	255,700,371	255,700,371
Net loss	(4,484)	(1,050)	(146)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	247	(3)	0
Comprehensive loss	(4,237)	(1,053)	(146)
Less: comprehensive income attributable to non-controlling interest	374	39	5
Comprehensive loss attributable to shareholders of Zeekr Group	(4,611)	(1,092)	(151)

ZEEKR INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in millions, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	June 30	March 31	June 30	June 30
	2024	2025	2025	2025
	RMB	RMB	RMB	US$
(Loss)/income from operations	(2,269)	(1,259)	285	39
Share-based compensation expenses	944	123	30	4
Non-GAAP (loss)/income from operations	(1,325)	(1,136)	315	43

Net loss	(2,569)	(763)	(287)	(40)
Share-based compensation expenses	944	123	30	4
Non-GAAP net loss	(1,625)	(640)	(257)	(36)

Net loss attributable to ordinary shareholders	(2,876)	(718)	(394)	(55)
Share-based compensation expenses	944	123	30	4
Non-GAAP net loss attributable to ordinary shareholders of Zeekr Group	(1,932)	(595)	(364)	(51)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	2,301,866,887	2,552,901,668	2,561,060,669	2,561,060,669
Non-GAAP net loss per ordinary share attributed to ordinary shareholders
Basic and diluted	(0.84)	(0.23)	(0.14)	(0.02)
Weighted average number of ADS used in calculating Non-GAAP net loss per ADS
Basic and diluted	230,186,689	255,290,167	256,106,067	256,106,067
Non-GAAP net loss per ADS attributed to ordinary shareholders
Basic and diluted	(8.39)	(2.33)	(1.42)	(0.20)

ZEEKR INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in millions, except share and per share data and otherwise noted)

	Six Months Ended
	June 30	June 30	June 30
	2024	2025	2025
	RMB	RMB	US$
Loss from operations	(3,963)	(974)	(135)
Share-based compensation expenses	947	153	21
Non-GAAP loss from operations	(3,016)	(821)	(114)

Net loss	(4,484)	(1,050)	(146)
Share-based compensation expenses	947	153	21
Non-GAAP net loss	(3,537)	(897)	(125)

Net loss attributable to ordinary shareholders	(4,858)	(1,112)	(155)
Share-based compensation expenses	947	153	21
Non-GAAP net loss attributable to ordinary shareholders of Zeekr Group	(3,911)	(959)	(134)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	2,150,933,444	2,557,003,707	2,557,003,707
Non-GAAP net loss per ordinary share attributed to ordinary shareholders
Basic and diluted	(1.82)	(0.38)	(0.05)
Weighted average number of ADS used in calculating Non-GAAP net loss per ADS
Basic and diluted	215,093,344	255,700,371	255,700,371
Non-GAAP net loss per ADS attributed to ordinary shareholders
Basic and diluted	(18.18)	(3.75)	(0.52)